

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 4, 2010

George Carpenter
Chief Executive Officer
CNS Response, Inc.
85 Enterprise, Suite 410
Aliso Viejo, CA 92656

      RE: CNS Response, Inc.
               Amendment to Form S-1
               Filed September 1, 2010
               File No. 333-164613
               Supplemental Response Letter
               Dated September 27, 2010

Dear Mr. Carpenter:

      We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We refer you to comment two of our letter dated July 29, 2010 and the disclosure on page 99 regarding the "recently completed private placement offering" for which Maxim was the lead placement agent. You also state that "Monarch Capital Group, Robert Nathan and Felix Investments, LLC also acted as placement agents in [your] recently completed

private placement." It is unclear when you completed the private placement(s). Please revise here and where appropriate to clarify when the offering(s) completed; what the net proceeds were to you; and what commissions and fees were paid to the placement agents.

2.   In this regard, it is unclear why you have not filed (1) the registration rights agreements and the "separate agreement" granting Mr. Pappajohn the right to convert the Bridge Notes, as referenced on page 45, (2) the agreement indemnifying Dr. Kallins, or (3) any agreements with Monarch Capital and the other placement agents. We also note that the amended agreements with Maxim filed on September 1, 2010 and related agreements are not the executed versions. Please revise or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536 with any questions.

Sincerely,

John Reynolds
Assistant Director

Cc: Roland Chase
Fax: